

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2012

Via E-mail
Stephen P. Funk
Chief Executive Officer
Stratex Oil & Gas Holdings, Inc.
30 Echo Lake Road
Watertown, CT 06795

> **Re: Stratex Oil & Gas Holdings, Inc.**
> **Current Report on Form 8-K**
> **Filed July 12, 2012, as amended on July 13, 2012**
> **File No. 333-164856**

Dear Mr. Funk:

We have reviewed your filing and have the following comments. In addition to the comments set forth in our letter dated August 10, 2012, we have the following engineering comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Current Report on Form 8-K Filed July 13, 2012

Description of Business, page 8

Operations, page 9

1. We note your statement, "As a non-operating participant, we intend to rely on operating partners to conduct the drilling process and to bear operating and overhead costs, which should allow us to invest the highest possible working interest while minimizing costs." Please amend your document to disclose that, as a non-operating partner, you will be

liable for your share of the operating and capital costs incurred for each property by its operator.

Bakken Oil Estimates, page 10

2.   We note the references to 3, 4.3 and 11 billion barrels of oil associated with the Bakken and Three Forks-Sanish formations. As these figures are not reserves, please remove them from your document. Refer to the instruction for Item 1202 of Regulation S-K.

Niobrara Formation, page 10

3.   Please clarify your statement, "The Niobrara is a new oil formation that is part of the Denver-Julesburg basin. It is an early oil formation that is being compared to the Bakken Shale." to disclose that the oil exploitation activities in the Niobrara formation are recently begun and that the performance of the Niobrara and Bakken are being compared as part of the operators' evaluation procedures.

Three Forks-Sanish Formation, page 11

4.   Please support, with verifiable production figures, your statement, "Three Forks is an early play, and the wells so far have been strong producers." or delete it.

Leasehold Holdings, page 13

5.   Please support, with verifiable production figures and proved reserve estimates, your statement, "The Pennsylvanian Formation has estimated ultimate recovery rates of between 300,000 and 500,000 barrels of oil per well." or delete it.

Disclosure of Reserves, page 14

6.   We note the proved developed reserves, 410,990 barrels of oil, disclosed here and the proved developed reserve figures, 12,800 barrels, presented in your third party reserve report, Exhibit 99.1. Please amend your document to disclose the correct figures.

Oil and Gas Production, Production Prices and Production Costs, page 16

7.   Please remove the text and table which presents Montana gross and net productive oil wells as 2,772.

Oil and Gas Properties, Wells, Operations and Acreage, page 18

8.   Please correct the table that presents gross and net oil well count as 1 and 260 for Montana and 7 and 114 for Kansas.

Notes to Consolidated Financial Statements, page F-5

9.   We note the omission of the disclosure items required by FASB ASC 932-235-50-2. Please amend your document to comply with ASC 932.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Mr. Mitchell Lampert